October 23, 2014

Ms. Stacie D. Gorman

Senior Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algodon Wines & Luxury Development Group, Inc.
Amendment No. 3 to Registration Statement on Form 10-12(g)
Filed September 12, 2014
File No. 000-55209

Dear Ms. Gorman:

Algodon Wines & Luxury Development Group, Inc. (“AWLD”) received your correspondence dated September 29, 2014 offering comments on AWLD’s Amendment No. 3 to Form 10 as filed with the SEC on September 12, 2014 (the “Form 10”) and AWLD’s letter to the SEC dated September 12, 2014. This letter responds to your comments listed in your September 29, 2014 letter. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1          We note your response to comment 1 of our letter dated August 27, 2014, and will continue to monitor future amendments for expanded disclosure reflecting the findings of your scheduled hearing. We may have further comments.

Response:          We have updated our disclosure on page 15 to reflect that the hearing occurred on October 16, 2014 and other relevant information. Any material updates in the future will be provided in our reports as required to be filed under the Securities Exchange Act of 1934.

Comment No. 2          Please note that we have not yet received your supplemental materials. Please file these materials and please confirm that such materials will reflect the updated information provided in this amendment.

Response:          We sent an original copy on September 12, 2014 and sent another copy of this information on September 29, 2014 in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

In addition, we have provided additional information relating to Comment No. 7 listed in your September 29, 2014 letter in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

United States Securities and Exchange Commission

October 23, 2014

Risk Factors

Risks Associated with DPEC Capital’s Business

The Chairman and CEO of AWLD . . . , page 15

Comment No. 3          We note your revisions in response to comment 6 in our letter dated August 27, 2014. Please revise the subcaption to clarify the impact of Mr. Mathis’s potential statutory disqualification on the company.

Response:          This information has been provided at page 15 of Amendment No. 4 to the Form 10.

Comment No. 4          Please also include a separate risk factor to discuss the company’s divestment plans should FINRA disqualify Mr. Mathis and attending risks thereto.

Response:          Please note our response to Comment No. 1 above. As we do not know the disposition of Mr. Mathis’ application to FINRA, which is subject to final approval by FINRA’s National Adjudicatory Council and the SEC, we believe it would be premature to speculate with respect to the risks of the Company divesting DPEC Capital.

Item 1. Business

Business and Overview of AWLD

Argentina Activities, page 20

Plan of Operations, page 21

Comment No. 5          We have reviewed your revised disclosure on page 22 in response to comment 7 of our letter dated August 27, 2014. Your disclosure compares the combined restaurant and hotel revenues for the first seven months of 2014 to the corresponding periods in 2013 and 2012. However, only for 2014 do you indicate the percentage of such revenues that relate to the restaurant operations. Please revise your disclosure so that a reader may better understand how the restaurant and hotel operations are performing separately.

Response:          This information has been provided at page 22 to Amendment No. 4 to the Form 10.

Algodon Wines, page 27

Comment No. 6          We have considered your response to comment 11 of our letter dated August 27, 2014. In light of your clarification regarding the non-binding nature of these arrangements, please revise to further detail the nature of your export “understanding” with Jomada Imports. Revise to specifically state that no formal arrangement is in place. Please also expand your disclosure regarding anticipated output to clarify that you have established no import relationship in connection with your expected productivity. We may have further comment.

United States Securities and Exchange Commission

October 23, 2014

Response:          This information has been provided at pages 27 and 28 of Amendment No. 4 to the Form 10. Any material updates in the future will be provided in our reports as required to be filed under Securities Exchange Act of 1934.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Six months ended June 30, 2014 compared to six months ended June 30, 2013, page 34

Comment No. 7          Your disclosure indicates that the decrease in revenues is due mainly to changes in the exchange rate. Please quantify the effect of the change in the exchange rate and discuss how revenues changed within the local currency.

Response:          This information has been provided at page 35 of Amendment No. 4 to the Form 10.

In addition, we have provided this information relating to this comment in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Item 10. Recent Sales of Unregistered Securities, page 61

Comment No. 8          We note your response to comment 17 of our letter dated August 27, 2014. Please file Form Ds for the transactions for which you are relying on Regulation D if you have not done so previously.

Response:          Per your request we have filed Forms D with the SEC as of October 22, 2014 for all transactions in which the Company has relied in any way on Regulation D and has not previously filed such Forms D. We have updated this information at pages 62 and 63 of Amendment No. 4 to the Form 10.

In responding to your comments, AWLD acknowledges that:

•	AWLD is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AWLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

October 23, 2014

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Algodon Wine & Luxury Development Group, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis

President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.
Herrick K. Lidstone, Jr., Esq.